EXHIBIT 12.1
CONSOLIDATED FIXED CHARGE COMPUTATION FOR SOLECTRON CORPORATION (in millions):

	Year Ended August 31
	2006	2005	2004	2003	2002
Earnings (losses):
Net income (loss)	$133.2	$3.4	$(177.4)	$(3,452.6)	$(3,109.7)
Cumulative effect of change in accounting principle, net	0.8	—	—	—	—
Discontinued operations (income) loss, net of tax	(15.6)	(13.9)	(85.0)	443.7	40.4
Income tax (benefit) expense	(1.3)	15.7	(3.3)	525.5	(450.0)

Income (loss) from continuing operations before income tax (benefit) expense	$117.1	$5.2	$(265.7)	$(2,483.4)	$(3,519.3)
Add back: fixed charges	46.9	78.7	172.1	236.2	271.2

Earnings (losses) before fixed charges	164.0	83.9	(93.6)	(2,247.2)	(3,248.1)

Earnings (losses) from continuing operations before fixed charges
Fixed Charges:
Interest portion of rent expenses	$18.4	$22.2	$26.8	$29.1	$33.6
Interest expense	28.5	56.5	145.3	207.1	237.6

Total Fixed Charges	$46.9	$78.7	$172.1	$236.2	$271.2

Ratio of earnings from continuing operations to fixed charges	3.5	1.1	—	—	—

Deficiency of earnings to fixed charges	$—	$—	$(265.7)	$(2,483.4)	$(3,519.3)